Harbin Electric Delivers Record Quarterly Earnings
Adjusted Net Income up 242% at $20.79 Million

Harbin, China, May 10, 2010 – Harbin Electric, Inc. (“Harbin Electric” or the “Company”, NASDAQ: HRBN), a leading developer and manufacturer of a wide array of electric motors in the People’s Republic of China, today reported its financial results for the first quarter of 2010.

Financial Highlights
▪	Total revenues were $105.49 million, up 243% from $30.72 million in 1Q09
▪	Operating income totaled $27.73 million, up 246% from $8.03 million in 1Q09
▪	Adjusted net income attributable to controlling interest (excluding non-cash item due to change in fair value of warrant) was $20.79 million, up 242% from $6.08 million in 1Q09
▪	GAAP earnings attributable to controlling interest were $0.66 per diluted share, compared with $0.39 in 1Q09
▪	Adjusted earnings attributable to controlling interest (excluding non-cash item due to change in fair value of warrant) were $0.66 per diluted share, compared with $0.27 in 1Q09

Financial Summary:

	1Q10	1Q09	YoY% Change

Revenue	$105,485,157	$30,724,893	243%

Gross Profit	$35,742,070	$10,923,778	227%
Gross Profit Margin	33.9%	35.6%

Operating Income	$27,731,117	$8,025,592	246%
Operating Margin	26.3%	26.1%

Net Income Attributable to Controlling Interest	$20,553,688	$8,654,334	137%

Adjusted Net Income Attributable to Controlling Interest*	$20,787,766	$6,080,913	242%
Adjust Net Margin*	19.7%	19.8%

Diluted EPS Attributable to Controlling Interest	$0.66	$0.39	69%
Adjusted Diluted EPS Attributable to Controlling Interest*	$0.66	$0.27	144%

*See Reconciliation of non-GAAP measure to GAAP net income. Also see “About Non-GAAP Financial Measures” toward the end of this release

Revenues

In the first quarter of 2010, total sales more than tripled to $105.49 million compared to $30.72 million in 1Q09, which was negatively impacted by the global financial crisis. The acquisition of Xi’an Tech Full Simo Electric Motor Co. Ltd. (“Xi’an Simo”) in October 2009 contributed $45.03 million.  Excluding this acquisition, sales increased by 97% year over year. The higher sales were primarily driven by increased sales in all product lines resulting from strong economic recovery in China.

By product line, linear motor sales were up 60% driven by higher oil pumps sales (105 units in 1Q10 compared to 30 units in 1Q09) and sales from our linear motor propulsion systems developed for coal transportation trains ($5.5 million), which started to contribute in the fourth quarter of 2009. Sales of specialty micro motors were up 165% from 1Q09. Sales of industrial rotary motors increased from $10.8 million to $67.5 million including $45.03 million from Xi’an Simo. Sales of rotary motors at our Weihai facility more than doubled.

International sales totaled $7.06 million, up 117% compared with $3.26 million in 1Q09, when the global economic downturn hit our international business severely. The international sales growth was driven by increased sales in our specialty micro motor and rotary motor products.

The following table presents the revenue contribution by percentage for each major product line in 1Q10 in comparison with 1Q09.

	Percent of Total Revenues
Product Line	1Q10	1Q09
Linear Motors and Related Systems	18.8%	40.3%
Specialty Micro-Motors	15.4%	19.9%
Rotary Motors	64.0%	35.3%
Weihai	21.3%	35.3%
Xi’an	42.7%	NA
Others	1.8%	4.5%
Total	100%	100%

International Sales	6.7%	10.6%

Net Income

Net income attributable to controlling interest in the quarter totaled $20.55 million ($0.66 per diluted share), up 137% from $8.65 million ($0.39 per diluted share) in 1Q09.  Excluding non-cash charges due to the change in fair value of warrants related to the debt issued in 2006, adjusted net income attributable to controlling interest in the quarter totaled $20.79 million ($0.66 per diluted share), compared with $6.08 million ($0.27 per diluted share) a year ago. The higher net income was primarily driven by higher sales across all product lines, contributions from the acquisition of Xi’an Simo, and higher other income ($1.12 million in 1Q10 versus $0.54 million in 1Q09).

The following table presents the reconciliation of non-GAAP measure to GAAP net income for the quarter versus 1Q09.

	1Q10	1Q09
Net Income Attributable to Controlling Interest	$20,553,688	$8,654,334
Add back (Deduct):
Change in fair value of warrant	$234,078	$(2,573,421)
Adjusted Net Income Attributable to Controlling Interest	$20,787,766	$6,080,913

Diluted EPS Attributable to Controlling Interest	$0.66	$0.39
Add back (Deduct):
Change in fair value of warrant	$0.00	$(0.12)
Adjusted EPS Attributable to Controlling Interest	$0.66	$0.27

Gross Profit Margin

The following table presents the average gross profit margin by product line for 1Q10 in comparison with 1Q09.

	Gross Profit Margin
Product Line	1Q10	1Q09
Linear Motors and Related Systems	59.8%	54.1%
Specialty Micro-Motors	38.2%	40.1%
Rotary Motors
Weihai	12.7%	10.1%
Xi’an	31.1%	NA
Others	41.3%	49.3%
Corporate Average	33.9%	35.6%

The slight decline in overall gross margin was primarily due to a change in product mix, where the contribution of lower gross margin rotary motor business increased significantly. The percentage of total sales from the lower margin rotary motor business increased to 64% in 1Q10 from 35% in 1Q09, due to the acquisition of Xi’an Tech Full Simo. By product line, higher gross margin for linear motors is attributable to increased sales of oil pumps and sales of linear motor systems for coal transportation, which have higher gross margin relative to other types of linear motors. The gross margin for specialty micro-motors declined slightly primarily as a result of moving the production from Harbin to Shanghai, where manufacturing costs such as labor and fixed costs are relatively higher, particularly at the start-up stage. Increased sales and improved manufacturing efficiency contributed to higher gross margin at our Weihai facility.

Operating Income

Operating income totaled $27.73 million, compared with $8.03 million in 1Q09, representing a 246% year over year growth. Higher operating income was mainly due to increased sales and the acquisition of Xi’an Simo. Total operating costs including selling, general and administrative (“SG&A”) expenses and research & development (R&D) expenses totaled $8.01 million, compared with $2.90 million a year ago. The higher operating costs were mainly due to the addition of Xi’an Simo, higher expenses related to higher sales such as shipping and handling costs, higher depreciation expense, and higher costs associated with the production start-up at our Shanghai facility. As a percentage of total sales, the Company’s total operating costs decreased from 9.4% to 7.6%. Operating margin was relatively stable at 26.3% and 26.1% in 1Q10 and 1Q09, respectively.

“Despite a long Chinese new-year holiday, we maintained the momentum from the fourth quarter 2009 and delivered another set of strong results, thanks to the hard work of our employees even during the traditional holiday season. While we are quite pleased to see the significant impact of our recent acquisition on all our revenues and profits, we are very satisfied with the progress made across all our existing business lines and in our international sales.” said Mr. Yang, Chairman and Chief Executive Officer of Harbin Electric.

Outlook

“We believe that our business diversification efforts are paying off. We exited the quarter seeing continued strength in demand, setting us up nicely for the seasonally stronger second quarter. We are also encouraged by signs of stronger global economic activity, particularly in our North American market,” commented Mr. Yang.

“We understand that some of our investors are concerned that the recent Chinese government efforts to cool down the real estate market and combat inflation might impact our business negatively. However, we believe that our business is a key foundation of China’s overall economic growth and supports a wide range of economic sectors from agriculture to industry and manufacturing. Thanks to our diversification strategy, we do not expect a slowdown in the real estate sector in China to negatively impact our business. We continue to be very focused on restructuring our newly acquired Xi’an Simo business and improving manufacturing efficiency in Weihai. Our first quarter results reflect some early achievements in a very short period of time. We expect to expand on these positive results in the coming quarters.”

Conference Call Details

The Company will host a conference call to discuss the first quarter 2010 financial results at 8:30 a.m. EDT on Monday, May 10th, 2010. Tianfu Yang, Chairman and Chief Executive Officer, Zedong Xu, Chief Financial Officer, and Christy Shue, Executive Vice President, Finance will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA:	1-800-603-1779
International:	1-706-643-7429
North China:	10-800-713-0924
South China:	10-800-130-0748

The conference ID for the call is 72826274.

A replay of the call will be available beginning at 9:30a.m. EDT on May 10th, 2010.

To access the replay, please dial any of the following numbers:

USA:	1-800-642-1687
International:	1-706-645-9291
 Passcode is 72826274.

This conference call will be broadcast live over the Internet. To listen to the live webcast, please go to http://www.harbinelectric.com and click on "Harbin Electric Q1 2010 Financial Results Conference Call". The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Harbin Electric, Inc.
Harbin Electric, headquartered in Harbin, China, is a leading developer and manufacturer of a wide array of electric motors with a focus on innovative, customized and value-added products. Its major product lines include industrial rotary motors, linear motors, and specialty micro-motors. The Company's products are purchased by a broad range of domestic and international customers, including those involved in energy industry, factory automation, food processing, packaging, transportation, automobile, medical devices, machinery and tool manufacturing, chemical, petrochemical, as well as in the metallurgical and mining industries. With a recent acquisition of industrial rotary motor business, the Company operates four manufacturing facilities in China located in Xi'an, Weihai, Harbin and Shanghai.

Harbin Electric has built a strong research and development capability by recruiting talent worldwide and through collaborations with top scientific institutions. The Company owns numerous patents in China and has developed award-winning products for its customers.  Relying on its own proprietary technology, the Company developed an energy efficient linear motor driving oil pump, the first of its kind in the world, for the largest oil filed in China. Its self-developed linear motor propulsion system is powering China’s first domestically made linear motor driving metro train. As China continues to grow its industrial base, Harbin Electric aspires to be a leader in the industrialization and technology transformation of the Chinese manufacturing sector. To learn more about Harbin Electric, visit http://www.harbinelectric.com.

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled “Risk Factors” in its annual report on Form 10-K for the year ended December 31, 2009. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

For investor and media inquiries, please contact:

    In China
     Harbin Electric, Inc.
     Tel:   +86-451-8611-6757
     Email: MainlandIR@Tech-full.com

    In the U.S.
     Christy Shue
     Harbin Electric, Inc.
     Executive VP, Finance & Investor Relations
     Tel:   +1-631-312-8612
     Email: cshue@HarbinElectric.com

     Kathy Li
     Christensen Investor Relations
     Tel:   +1-212-618-1978
     Email: kli@christensenir.com

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

ASSETS
	March 31,	December 31,
	2010	2009
	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$77,817,097	$92,902,400
Restricted cash	3,004,892	3,522,009
Notes receivable	1,290,371	1,086,929
Accounts receivable, net	104,919,312	93,322,885
Inventories	75,590,773	74,913,877
Other receivables & prepaid expenses	4,783,373	5,828,453
Advances on inventory purchases	11,003,248	11,718,544
Total current assets	278,409,066	283,295,097

PLANT AND EQUIPMENT, net	155,494,122	156,364,548

OTHER ASSETS:

Debt issuance costs, net	218,287	359,255
Advance on non-current assets	13,659,178	13,666,414
Goodwill	54,073,754	54,073,754
Other intangible assets, net of accumulated amortization	21,174,757	21,472,471
Other assets	1,351,103	1,722,693
Total other assets	90,477,079	91,294,587

Total assets	$524,380,267	$530,954,232

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable - short term	$3,499,033	$4,533,268
Accounts payable	48,963,748	47,099,135
Short term loans	45,648,772	44,439,629
Customer deposits	17,668,799	18,455,842
Accrued liabilities and other payables	10,661,137	12,329,394
Taxes payable	9,427,232	8,233,862
Amounts due to original shareholders	733,500	28,681,976
Current portion of notes payable, net	4,770,745	7,660,210
Current portion of long term bank loans	4,401,000	-
Total current liabilities	145,773,966	171,433,316

LONG TERM LIABILITIES:
Long term bank loans	-	4,401,000
Warrant liability	4,857,636	4,623,558

Total liabilities	150,631,602	180,457,874

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
31,067,471 and 31,067,471 shares issued and outstanding
as of March 31, 2010 and December 31, 2009, respectively	310	310
Paid-in-capital	218,349,044	218,094,374
Retained earnings	87,844,800	69,594,111
Statutory reserves	25,172,422	22,869,423
Accumulated other comprehensive income	18,729,093	18,638,299
Total shareholders' equity	350,095,669	329,196,517

NONCONTROLLING INTERESTS	23,652,996	21,299,841

Total liabilities and shareholders' equity	$524,380,267	$530,954,232

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(Unaudited)

	2010	2009

REVENUES	$105,485,157	$30,724,893

COST OF SALES	69,743,087	19,801,115

GROSS PROFIT	35,742,070	10,923,778

RESEARCH AND DEVELOPMENT EXPENSE	594,195	393,282

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,416,758	2,504,904

INCOME FROM OPERATIONS	27,731,117	8,025,592

OTHER EXPENSE (INCOME), NET
Other income, net	(1,119,286)	(539,379)
Interest expense, net	1,646,923	1,441,384
Change in fair value of warrants	234,078	(2,573,421)
Total other expense (income), net	761,715	(1,671,416)

INCOME BEFORE PROVISION FOR INCOME TAXES	26,969,402	9,697,008

PROVISION FOR INCOME TAXES	4,063,361	1,042,674

NET INCOME BEFORE NONCONTROLLING INTEREST	22,906,041	8,654,334

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	2,352,353	-

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	20,553,688	8,654,334

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	91,596	(285,368)
Foreign currency translation adjustment attributable to noncontrolling interest	(802)	-
Change in fair value of derivative instrument	-	(2,529,076)

COMPREHENSIVE INCOME	$20,644,482	$5,839,890

EARNINGS PER SHARE
Basic
Weighted average number of shares	31,067,471	22,102,078
Earnings per share before noncontrolling interest	$0.74	$0.39
Earnings per share attributable to controlling interest	$0.66	$0.39
Earnings per share attributable to noncontrolling interest	$0.08	$-

Diluted
Weighted average number of shares	31,353,863	22,158,573
Earnings per share before noncontrolling interest	$0.73	$0.39
Earnings per share attributable to controlling interest	$0.66	$0.39
Earnings per share attributable to noncontrolling interest	$0.07	$-

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(Unaudited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income attributable to noncontrolling interest	$2,352,353	$-
Net income attributable to controlling interest	20,553,688	8,654,334
Consolidated net income	22,906,041	8,654,334
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Depreciation	1,888,108	667,780
Amortization of intangible assets	365,848	292,927
Amortization of debt issuance costs	140,968	135,610
Amortization of debt discount	910,535	1,122,614
Provision for bad debt expense	45,384	-
Share-based compensation	254,669	341,362
Loss on derivative instrument	-	219,188
Loss on disposal of equipment	45,880	-
Change in fair value of warrants	234,078	(2,573,421)
Change in operating assets and liabilities
Notes receivable	(104,501)	1,354,449
Accounts receivable	(11,637,766)	10,111,075
Inventories	(665,548)	3,250,970
Other receivables & prepaid expenses	1,044,592	(1,379,675)
Advances on inventory purchases	699,662	98,070
Other assets	371,477	(37,918)
Accounts payable	2,039,115	(298,129)
Accrued liabilities and other payables	(1,599,798)	(1,613,002)
Customer deposits	(786,773)	1,865,532
Taxes payable	1,192,964	670,942
Net cash provided by operating activities	17,344,935	22,882,708

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for advances on intangible assets	-	(1,233,614)
Payment for advances on equipment purchases	22,623	-
Purchase of intangible assets	(68,236)	(30,555)
Purchase of plant and equipment	(1,466,942)	(175,791)
Additions to construction-in-progress	121,648	(3,360,011)
Proceeds from disposal of equipments	10,467	-
Payment to original shareholders for acquisition	(27,938,951)	-
Net cash used in investing activities	(29,319,391)	(4,799,971)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	516,941	512,785
Payment on cross currency hedge	-	(332,027)
Payment on notes payable	(3,800,000)	(2,000,000)
Increase of notes payable-short term	1,019,218	-
Payment on notes payable-short term	(2,053,100)	(1,025,570)
Proceeds from short term loan-bank	3,372,950	-
Repayment of short term loan-bank	(2,199,750)	-
Proceeds from short term loan-other	35,531	-
Net cash used in financing activities	(3,108,210)	(2,844,812)

EFFECTS OF EXCHANGE RATE CHANGE ON CASH	(2,637)	(79,407)

(DECREASE) INCREASE IN CASH	(15,085,303)	15,158,518

Cash and cash equivalents, beginning of period	92,902,400	48,412,263

Cash and cash equivalents, end of period	$77,817,097	$63,570,781